UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated June 27, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” and/or “the Group”)
Dealing in securities arising out of Rights Offer
Westonaria, 27 June 2017. In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements") the following information is provided regarding off market acceptance by certain directors and the company secretary of the Group of supplementary awards of Conditional Shares that maintain the equivalent value for unvested awards of Conditional Shares pursuant to the 2013 Sibanye Share Plan
Rules and the successful completion of the Company’s Rights Offer announced on 12 June
2017:
Name
: Neal Froneman
Position
: Director and Chief Executive
  Officer
Company
: Sibanye
Number of
Conditional Share
Supplementary Awards
: 1 156 743
Strike price
: Nil
Date of acceptance of grant
: 26 June 2017
Class of security
: Ordinary shares
Nature of transaction
: Off market acceptance of
supplementary awards for unvested Conditional
Shares. The purpose of the supplementary awards
is to maintain the equivalent value of the number
of Conditional Shares originally awarded on 2
March 2015, 1 March 2016 and 1 March 2017
following the successful execution of the Rights
Offer by the Company
Extent of interest
: Direct beneficial
Name
: Charl Keyter
Position
: Director and Chief Financial
Officer
Company
: Sibanye
Number of
Conditional Share
Supplementary Awards
: 561 159
Strike price
: Nil
Date of acceptance of grant
: 26 June 2017
Class of security
: Ordinary shares
Nature of transaction
: Off market acceptance of
supplementary awards for unvested Conditional
Shares. The purpose of the supplementary awards
is to maintain the equivalent value of the number
of Conditional Shares originally awarded on 2
March 2015, 1 March 2016 and 1 March 2017

following the successful execution of the Rights
Offer by the Company
Extent of interest
: Direct beneficial
Name
: Cain Farrel
Position
: Company Secretary
Officer
Company
: Sibanye
Number of
Conditional Share
Supplementary Awards
: 147 229
Strike price
: Nil
Date of acceptance of grant
: 23 June 2017
Class of security
: Ordinary shares
Nature of transaction
: Off market acceptance of
supplementary awards for unvested Conditional
Shares. The purpose of the supplementary awards
is to maintain the equivalent value of the number
of Conditional Shares originally awarded on 2
March 2015, 1 March 2016 and 1 March 2017
following the successful execution of the Rights
Offer by the Company
Extent of interest
: Direct beneficial
In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd
Forward-looking Statements
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of
1995. Forward-looking statements may be identified by the use of words such as “target”,
“will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can”
and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the Rights Offer, are forward-looking statements. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: June 27, 2017
By:
/s/ Charl Keyter
Name: Charl
Keyter
Title: Chief
Financial Officer